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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Kiska drills 106.9 metres of 1.22 g/t gold at Island Mountain area, Whistler, Alaska

KSK09-06

Vancouver, BC – November 2, 2009: Kiska Metals Corporation, TSX-V:KSK, (“Kiska”) is pleased to announce the discovery of a new mineralized zone at the Island Mountain target, located approximately 23 kilometres south of the Whistler deposit resource area. The first of five holes completed in the 2009 drilling program returned 0.68 g/t gold over 382.9 metres. The hole returned an upper interval, 150.0 metres in drilled length that averaged 0.72 g/t gold and a lower 106.9 metre intersection from 280.0 metres to the end of the hole that averaged 1.22 g/t gold. Copper results are pending and will be announced when received. Island Mountain represents a porphyry target distinct from the Whistler deposit which hosts a NI43-101 compliant indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent (see Appendix 1 for details).

“This discovery at Island Mountain on our first hole of the program is extremely encouraging,” stated Jason Weber, President and CEO of Kiska. “Gold grades appear to be getting stronger at depth, with the hole ending in some the strongest gold mineralization encountered. This suggests that there is excellent potential to expand upon these results both at depth and laterally.  The 2009-2010 program at the Whistler project is designed to test targets distal to the existing Whistler resource to assess the overall potential of the greater Whistler project area.”

Island Mountain consists of Whistler-equivalent intrusive rocks, anomalous copper and gold rock and soil geochemistry and associated gossans covering a 2.5 by 4.0 kilometre area. The discovery hole targeted a 150 metre diameter exposure of hydrothermal breccia at the southern end of Island Mountain where surface rock samples have returned values up to 1.19 g/t gold, 5.2 g/t silver and 0.2% copper. Similar gold and copper bearing breccias are noted 600 metres northeast and 500 metres southeast of the discovery hole, and reconnaissance soil sampling extending 1.6 kilometres to the northeast from this hole are strongly anomalous in copper and gold. Hole IM09-001 intersected two gold bearing zones. The upper zone (150.0 metres averaging 0.72 g/t gold), corresponding to the breccia targeted on surface, consists of an actinolite-magnetite hydrothermal breccia with pyrrhotite>pyrite>chalcopyrite. The lower gold-bearing zone (106.9 metres averaging 1.22 g/t gold), from 280.0 to the 386.9 metres (end of hole) consists of pyrrhotite veins and vein halos of net textured pyrrhotite surrounding veins. A second Island Mountain hole (IM09-002) was completed 1.7 kilometres to the north of the first hole, returning 0.13 g/t gold over 202.3. Although anomalous in gold over its entire length, the hole was lost due to technical reasons prior to reaching target depth.

Island Mountain Diamond Drilling
IM09-001: Azimuth 085, Dip -50, Total Depth 386.9 m
From (m)		To (m)	Length (m)	Gold (g/t)
	4.0	386.9*	382.9	0.68
Including	44.0	194.0	150.0	0.72
and	280.0	386.9*	106.9	1.22
IM09-002: Azimuth 135, Dip -60, Total Depth 214.3 m
11.9		214.3	202.4*	0.13

* End of Hole

A total of five holes were completed in the current program. The three remaining holes, for which any assay results have yet to be received, targeted the Lightning, Digger and Raintree West targets, all of which are in the Whistler Corridor (see Kiska website for a plan map outlining the location of these holes). A 2008 hole at Raintree West, located 1.5 kilometres east of the Whistler Deposit, returned 160 metres averaging 0.59g/t gold, 6.02g/t silver, 0.10% copper. Results from the remaining three holes will be released when results are received.

A further 15 holes are planned to test regional targets in the Whistler corridor as part of a spring 2010 program. These holes will be targeted on the basis of an Induced Polarization (“IP”) geophysical survey (in progress) as well as geological mapping, geochemistry and previously collected airborne magnetic data. Follow up holes at Island Mountain will be completed as soon as weather permits in the spring of 2010.

Induced Polarization Survey Update

Kiska is currently completing a large 3D and 2D IP survey of up to 340 line kilometers. The 2D portion of the survey was finished in September whereas the 3D survey is approximately 70% complete with the finish date estimated to be in the first week of December. IP geophysics is an electrical geophysical technique well suited in detecting sub-surface sulphide minerals such as copper-bearing chalcopyrite – a mineral closely associated with gold on the property.

About Kiska Metals Corp

Kiska Metals Corporation is a mineral exploration company with renowned technical expertise and sizable exploration portfolio containing the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world and partnerships with some of the world’s largest and most successful gold and base metal producers.  Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. All drill core samples are analysed at Alaska Assay Laboratories in Fairbanks, Alaska.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.comand http://www.sec.gov/edgar.

APPENDIX 1.

 Mineral Resource Statement for the Whistler Gold Deposit, Alaska Prepared by SRK Consulting (Canada) Inc February 2008.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total grade and Total Contained Metal gold equivalent grade and ounces estimated based on equal full recoveries, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper;

4. Totals may vary due to rounding.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation (“Kiska”)

650 West Georgia Street

Suite 1350 P.O. Box 11620

Vancouver, British Columbia  V6B 4N9

2.

Date of Material Change

November 2, 2009

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on November 2, 2009 and filed on SEDAR.

4.

Summary of Material Change

Kiska is pleased to announce the discovery of a new mineralized zone at the Island Mountain target, located approximately 23 kilometres south of the Whistler deposit resource area. The first of five holes completed in the 2009 drilling program returned 0.68 g/t gold over 382.9 metres. The hole returned an upper interval, 150.0 metres in drilled length that averaged 0.72 g/t gold and a lower 106.9 metre intersection from 280.0 metres to the end of the hole that averaged 1.22 g/t gold.

5.1

Full Description of Material Change

Kiska is pleased to announce the discovery of a new mineralized zone at the Island Mountain target, located approximately 23 kilometres south of the Whistler deposit resource area. The first of five holes completed in the 2009 drilling program returned 0.68 g/t gold over 382.9 metres. The hole returned an upper interval, 150.0 metres in drilled length that averaged 0.72 g/t gold and a lower 106.9 metre intersection from 280.0 metres to the end of the hole that averaged 1.22 g/t gold. Copper results are pending and will be announced when received. Island Mountain represents a porphyry target distinct from the Whistler deposit which hosts a NI43-101 compliant indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent (see Appendix 1 of the news release for details).

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at Vancouver, British Columbia this 2nd day of November, 2009.

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: November 2, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer